Exhibit 99.130

Date: April 01, 2021	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Meeting Cancellation

Subject: FIRE & FLOWER HOLDINGS CORP

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	March 31, 2021
Record Date for Voting (if applicable) :	March 31, 2021
Beneficial Ownership Determination Date :	March 31, 2021
Meeting Date :	April 30, 2021
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	318108107	CA3181081074

Sincerely,

Computershare

Agent for FIRE & FLOWER HOLDINGS CORP